1655 26th Street	P/ 310 917 6400
Santa Monica, CA 90404
www.demandmedia.com

September 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Mail Stop 4631

Attention: Mark P. Shuman, Branch Chief — Legal

Re:                             Demand Media, Inc.

Registration Statement on Form S-3

Filed August 29, 2014

File No. 333-198492

Dear Mr. Shuman:

We submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission received by letter, dated September 11, 2014, relating to the Registration Statement on Form S-3 that was filed by Demand Media, Inc. (the “Company”) on August 29, 2014 (the “Registration Statement”). To facilitate your review, we have reproduced the text of the Staff’s comment in italics below. Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement that includes changes intended to update and clarify the information contained therein.

Selling Stockholders, page 3

1.              Please tell us in your response letter whether any of the selling stockholders are affiliates of broker-dealers. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose this status and the name of the affiliated broker-dealer, and state, if accurate, that at the time of the purchase of the securities to be resold, the selling stockholder purchased in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

We respectfully advise the Staff that, based on information provided by each of the selling stockholders included in the filing, none of the selling stockholders is an affiliate of a broker-dealer.

Should any member of the Staff have any questions or comments related to this letter, or desire any further information or clarification in respect of the Registration Statement, please contact W. Alex Voxman of Latham & Watkins LLP at (213) 891-8746.

Sincerely yours,

/s/ Sean P. Moriarty
Sean P. Moriarty
Chief Executive Officer

cc:                                W. Alex Voxman, Latham & Watkins LLP

Robert A. Koenig, Latham & Watkins LLP